UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, the Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting Minutes and Results

On May 30, 2017, Merus N.V. made available on its website the minutes (the “Minutes”) from its annual general meeting (the “Annual Meeting”) held on May 24, 2017.

The Minutes are furnished herewith as Exhibit 99.1 to this Report on Form 6-K. In addition, the Company is furnishing herewith as Exhibit 99.2 the results of the Annual Meeting.

Settlement Agreement with Chief Operating Officer

On May 24, 2017, Merus N.V. (the “Company”) entered into a settlement agreement with Shelley Margetson, pursuant to which Ms. Margetson resigned as a statutory director of the Company effective as of May 24, 2017 and will separate from employment with the Company effective as of August 1, 2017. Ms. Margetson served as the Company’s Executive Vice President and Chief Financial Officer from 2010 until 2016 and has served as the Company’s Chief Operating Officer since November 1, 2016.

Ms. Margetson is entitled to a severance payment equal to 12 months of her annual base salary, 50% of which will be paid in a lump sum as soon as practicable following her separation date and 50% will be paid in the form of salary continuation over the six-month period following her separation date in accordance with the Company’s customary payroll practices. In addition, Ms. Margetson will be entitled to accelerated vesting of any unvested Company options and restricted stock units held by Ms. Margetson that would have vested during the 12-month period following her separation date.

MCLA-117

The Company is also providing the following information regarding its bispecific antibody candidate, MCLA-117.

In May 2016, the Company commenced a Phase 1 trial in Europe of MCLA-117 for the treatment of patients with acute myeloid leukemia (“AML”). The Company expects to report interim data from this trial in the second half of 2017. If the interim data from this trial is favorable, the Company plans to submit an investigational new drug application to the U.S. Food and Drug Administration for a Phase 1 trial of MCLA-117 for the treatment of AML in the second half of 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: June 1, 2017	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Minutes of the Annual General Meeting of Merus N.V.

99.2	Results of the Annual General Meeting of Merus N.V.